This agreement is made this 24th day of June, 1998, by and between Fairway Sports Inc., a corporation organized and existing under the laws of the state of Florida ("Florida") and Merilyn A. Richards and Allen J. Richards.

Therefore:
1. Fairway Sports Inc. and Merilyn and Allen agree that Fairway Sports Inc. will receive $200,000 dollars for 90 days.

2.     Fairway Sports Inc. will pay an annual percentage rate of 10.5%.

3. Merilyn and Allan will receive 4% interest in ownership of Lexington Oaks Golf Club which is located in Pasco County on Highway 54.

4. Fairway Sports Inc. also agrees to pay Merilyn and Allen any additional increase for income tax due to this transaction, all income tax penalties, and any stock sales charges due to this transaction.

5. For consideration of the $200,000 dollars Fairway Sports Inc. agrees to issue 5000 shares of stock to Merilyn and Allen.

In witness whereof, the proper officers of Fairway Sports Inc. and Merilyn Richards and Allen Richards have executed this agreement under seal on this day and year first written above.


                                 Fairway Sports Inc.
                                 1111 N. Westshore Blvd.
                                 Tampa, Florida 33607


By /s/ Eddie Pearce              Witnessth  /s/ Tom Taggart
--------------------------                   ---------------
   Eddie Pearce, President                   Tom Taggart
   1-800-877-3977

By /s/ Merilyn A. Richards       Witnessth  /s/ Tom Taggart
---------------------------                  ---------------
   Merilyn A. Richards                       Tom Taggart

By /s/ Allen J. Richards         Witnessth  /s/ Tom Taggart
---------------------------                  ---------------
   Allen J. Richards                         Tom Taggart